Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 333-256133

The following communication was made available by WeWork, Inc. on their website on August 9, 2021. The press release can be found here:

https://www.wework.com/ideas/newsroom-landing-page/newsroom/posts/wework-and-cushman-wakefield-form- exclusive-strategic-partnership-to-deliver-innovative-flexible-space-operating-platform.

Press Release

WeWork and Cushman & Wakefield form exclusive strategic partnership to deliver innovative flexible space operating platform

NEW YORK, August 09, 2021—WeWork, one of the leading global flexible space providers, and Cushman & Wakefield, a leading global real estate services firm, today announced they have entered into an exclusive strategic partnership to market both landlords and businesses on WeWork’s management experience platform and on new jointly developed solutions.

The partnership is intended to provide clients with best-in-class office operations by combining WeWork’s proprietary platform of workplace experience management software and hospitality experience with Cushman & Wakefield’s industry-leading asset and facilities management services. Together, WeWork and Cushman & Wakefield will work to unlock opportunities to provide landlords and businesses with the ability to create a differentiated workplace experience for tenants and employees in the new hybrid world of work where flexibility remains at the forefront.

In addition, Cushman & Wakefield, WeWork and BowX Acquisition Corp are in discussions regarding a potential transaction where Cushman & Wakefield would provide up to $150,000,000.00 in a non- dilutive backstop equity facility on mutually agreeable terms. (Note: The Facility would be subject to required approvals and the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The material terms of the partnership are non-binding and subject to finalization of definitive documentation.)

Sandeep Mathrani, CEO of WeWork, said: “As Covid-19 has fundamentally changed the way people work, businesses and landlords have had to rethink their approach to workspace. Partnering with Cushman & Wakefield will combine WeWork’s industry-leading workplace experience management platform and hospitality-driven Community teams with Cushman’s world class global client and property portfolio to create a solution that helps both landlords and businesses meet the demand for flexible workplaces to fit the changing needs of today’s workforce.”

Cushman & Wakefield Executive Chairman & CEO, Brett White, said, “With flexible workspaces being an important component of the hybrid workplace, we’re excited to partner with WeWork to demonstrate how global occupiers and investors will benefit from the power of two global leaders providing unmatched accessibility to flexible offerings, best-in-class technology and a seamless tenant experience.”

+++

About WeWork

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global flexible space provider committed to delivering technology-driven flexible solutions, inspiring spaces, and unmatched community experiences. Today, we’re constantly reimagining how the workplace can help everyone, from freelancers to Fortune 500s, be more motivated, productive, and connected. For more information about WeWork, please visit us at wework.com.

About Cushman & Wakefield

Cushman & Wakefield (NYSE: CWK) is a leading global real estate services firm that delivers exceptional value for real estate occupiers and owners. Cushman & Wakefield is among the largest real estate services firms with approximately 50,000 employees in over 400 offices and 60 countries. In 2020, the firm had revenue of $7.8 billion across core services of property, facilities and project management, leasing, capital markets, valuation and other services. To learn more, visit www.cushmanwakefield.com or follow @CushWake on Twitter.

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (the “S-4 registration statement”) with the Securities and Exchange Commission (the “SEC”), which includes a document that serves as a preliminary prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. After the S-4 registration statement has been declared effective, a proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation are contained in the S-4 registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX and the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the S-4 registration statement, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.